Exhibit 99.5

Gewone algemene vergadering van 26 april 2022 Annual shareholders’ meeting of 26 April 2022

Jérôme Contamine

Jérôme Contamine is voorgedragen door ons benoemings- en remuneratiecomité om toe te treden tot de raad van bestuur van Galapagos NV als een niet-uitvoerend bestuurder, onder voorwaarde van goedkeuring door de aandeelhouders op de jaarlijkse aandeelhoudersvergadering die op 26 april 2022 zal worden gehouden. De heer Contamine was van 2009 tot en met 2018 Chief Financial Officer van Sanofi. Alvorens in dienst te treden bij Sanofi, was hij Chief Financial Officer bij Veolia. Daarvoor bekleedde hij diverse operationele functies bij Total en was hij vier jaar actief als accountant bij de Cour des Comptes (het hoogste orgaan dat in Frankrijk met de controle van besteding van de overheidsmiddelen belast is). De heer Contamine heeft in Frankrijk gestudeerd aan École polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) en École nationale d’administration. Van 2006 tot en met 2017 was hij niet-uitvoerend bestuurder van Valeo. De heer Contamine zetelt momenteel als niet-uitvoerend bestuurder in de raden van bestuur van Total Energies en Société Générale.	Jérôme Contamine has been nominated by our nomination and remuneration committee to join the board of directors of Galapagos NV as a non-executive director, subject to shareholder’s approval at the annual shareholders’ meeting to be held on 26 April 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École nationale d’administration. He held the position of non-executive director at Valeo from 2006 to 2017. Mr. Contamine currently serves as a non-executive director on the boards of Société Générale and Total Energies.